VIA EDGAR
May 26, 2020
United States Securities and Exchange CommissionDivision of Corporation Finance100 F Street, N.E.Washington, D.C. 20549
Re: Boston Private Financial Holdings, Inc.Acceleration Request for Registration Statement on Form S-3File No. 333-238328
Acceleration Request
Requested Date: May 28, 2020
Requested Time: 4:01 p.m., Eastern Time

Ladies and Gentlemen:
        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Boston Private Financial Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 28, 2020, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Samantha Kirby at (617) 570-8794. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Samantha Kirby, by facsimile to (617) 649-1462.
If you have any questions regarding this request, please contact Samantha Kirby of Goodwin Procter LLP at (617) 570-8794.
Sincerely,
          BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

             /s/ ANTHONY DECHELLIS
             Anthony DeChellis           Chief Executive Officer
             Boston Private Financial Holdings, Inc.

cc: Samantha M. Kirby, Esq., Goodwin Procter LLP